GREEN PLAINS RENEWABLE ENERGY, INC.

2007 ANNUAL REPORT

FOCUSING ON THE FUNDAMENTALS OF ETHANOL








GPRE

ABOUT GREEN PLAINS

Green Plains Renewable Energy, Inc. (NASDAQ and AMEX: GPRE) is an emerging leader in the renewable energy sector. Headquartered in Omaha, Neb., Green Plains is a Corn Belt company with commodity experience and expertise. Green Plains is poised for future growth, with a strategy of becoming the market's vertically-integrated, low-cost producer of ethanol.

FORWARD-LOOKING STATEMENTS. This annual report contains forward-looking statements based on current expectations that involve a number of risks and uncertainties. Forward-looking statements generally do not relate strictly to historical or current facts, but rather to plans and objectives for future operations based upon management's reasonable estimates of future results or trends, and include words such as "anticipates," "believes," "continue," "estimates," "expects," "intends," "plans," "predicts," "may," "should," "will," and words and phrases of similar impact, and include, but are not limited to, statements regarding future operating or financial performance, business strategy, business environment, key trends, and benefits of actual or planned acquisitions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The forward-looking statements are made pursuant to safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Any or all forward-looking statements in this document may turn out to be incorrect. They may be based on inaccurate assumptions or may not account for known or unknown risks and uncertainties. Consequently, no forward-looking statement is guaranteed, and actual future results may vary materially from the results expressed or implied in our forward-looking statements. The cautionary statements in this document expressly qualify all of our forward-looking statements. In addition, the Company is not obligated, and does not intend, to update any of its forward-looking statements at any time unless an update is required by applicable securities laws. Factors that could cause actual results to differ from those expressed or implied in the forward-looking statements include, but are not limited to, those discussed in Item 1A – Risk Factors of Form 10-K, filed on February 13, 2008. Actual results may differ from projected results due, but not limited, to unforeseen developments, including developments relating to the following: (1) the availability and adequacy of our cash flow to meet our requirements, including payment of loans, (2) economic, competitive, demographic, business and other conditions in our local and regional markets; (3) changes or developments in laws, regulations or taxes in the ethanol, agricultural or energy industries; (4) actions taken or omitted to be taken by third parties including our design builders, our technology providers, our suppliers and competitors, as well as legislative, regulatory, judicial and other governmental authorities. (5) competition in the ethanol industry; the loss of any license or permit; the loss of our plants due to casualty weather, mechanical failure or any extended or extraordinary maintenance or inspection that may be required; (6) changes in our business strategy, capital improvements or development plans; (7) the availability of additional capital to support capital improvements and development; (8) expectations regarding the timing of and ability to efficiently integrate the business operations of Great Lakes Cooperative; (9) other factors discussed under "Risk Factors" in Form 10-K, filed on February 13, 2008.

You should read this document completely and with the understanding that actual future results may be materially different from what we expect. The forward-looking statements specified in this document have been compiled as of the date of this document and should be evaluated with consideration of any changes occurring after the date of this document.

LETTER TO SHAREHOLDERS


ROBERT D. VAVRA,
CHAIRMAN OF THE BOARD

Building a company is like building a house. Without a solid foundation and workable plans, the structure won't survive the test of time. There is no substitute for planning, because the earliest decisions are the most important decisions. I'm proud to say that Green Plains is a company with a solid foundation and workable plans. And, 2007 will be remembered as the year we took the plans off the drawing board and turned them into reality.

GREEN PLAINS is built upon a solid foundation consisting of a common focus and shared outlook. Green Plains was started by like-minded individuals who recognized that an ethanol producer needs to be diversified and efficient in order to succeed. In early strategy sessions, our Board of Directors set the goal of becoming a low-cost producer. From the very beginning, the Board has focused on long-term shareholder value.

Ethanol is a business where the prices of inputs and outputs are controlled by commodity markets. These markets will rise and fall. It takes commitment to survive the bad times and discipline to avoid shortsighted decisions in the good times. Green Plains has not been distracted or dissuaded by short-term thinking. The Board will keep the company focused on the fundamentals: controlling costs, improving efficiency and managing risks.

Green Plains sees ethanol as much more than a single market commodity. Ethanol is an entire value chain that starts on the farm and ends at the gas station. At every step in the value chain, there are opportunities to save or make money.

The Board created Green Plains' vertical integration strategy because of our belief that ethanol plants are just one part of a much larger and more complex industry.

Green Plains' vertical integration strategy provides a blueprint for future growth. As the company grows, it integrates, innovates and streamlines the ethanol value chain. Green Plains' aim is to control costs, improve efficiency, manage risk and, most importantly, increase shareholder value.

We had an excellent year in 2007. We look forward to an exciting year in 2008. By simply focusing on the fundamentals, we have set our course for the future.

RESPECTFULLY,

ROBERT D. VAVRA
CHAIRMAN OF THE
BOARD OF DIRECTORS

LETTER TO SHAREHOLDERS



WAYNE B. HOOVESTOL,
CHIEF EXECUTIVE OFFICER

Green Plains entered 2007 as a start-up enterprise. Now, we are a fully operational ethanol producer with production capacity that is set to double soon. Additionally, we have a disciplined merger and acquisition plan and an aggressive risk management program to differentiate us from other ethanol companies. Green Plains is no longer a start-up enterprise. It is a performance-driven business with a sophisticated strategy for growth.

GREEN PLAINS has launched an aggressive strategy for consolidation and vertical integration. Corn prices have put pressure on many smaller companies in the industry. Because of our commodity experience and access to affordable corn, Green Plains has become an attractive potential partner for other industry companies contemplating consolidation. As a publicly-traded company, industry firms are attracted to our liquidity and transparency. There is substantial interest in our vertical integration strategy. Quite simply, we are in a very good position to become a significant consolidator of ethanol-related companies.

Green Plains is carving out a unique niche in the ethanol industry. We are excited and enthusiastic about emerging opportunities. The addition of strategic assets like Great Lakes Cooperative and Essex Elevator makes Green Plains different than other companies in our peer group. We are positioning ourselves as an ethanol value chain company. Unlike the others, Green Plains offers shareholders an opportunity to profit from ethanol gains at several different steps in the process. We offer the industry concentration of a pure-play ethanol stock, but without the risk of a single-commodity revenue stream.

The response to Green Plains' strategy for consolidation and vertical integration has been very favorable, from ethanol industry analysts and investors alike. This tells us three things: there is a need for our business model, by both the industry and investors; the importance of commodity risk management is becoming more and more apparent; and, as the ethanol industry evolves, efficiency will be rewarded.

In 2007, Green Plains completed the first chapter in its history. Our business model is now functional. Our competitive advantage is becoming apparent. Key staff is in place. The next chapter in the company's history will be to focus on implementing our strategies for growth, consolidation and integration.

We are energized and look forward to opportunities ahead.

RESPECTFULLY,

WAYNE B. HOOVESTOL
CHIEF EXECUTIVE OFFICER



VERTICALLY-INTEGRATED, LOW-COST PRODUCER

Green Plains' vertical integration strategy sets it apart from other ethanol companies. Vertical integration is the established and proven strategy for minimizing risk and maximizing profits in a commodity-driven business. However, not all companies have the commitment and discipline to make vertical integration work. Few companies are comfortable with the degree of diversification required. Green Plains is different. For Green Plains, vertical integration is more than a hedge. It is the basis for the entire business model.

Ethanol is a business of cycles and calculated risks involving fuel and corn markets. As a Corn Belt company, Green Plains intimately understands ethanol and corn. Our vertical integration strategy is designed to add a level of certainty to these uncertain markets. The biggest risk in ethanol production is commodity price and supply. We believe vertical integration greatly enhances our ability to supply affordable corn.

Vertical integration means lower costs and greater earnings on each and every gallon of ethanol produced. Upstream vertical integration includes the agribusinesses, grain elevators and grain services that form the supply chain for feedstock. Upstream consolidation reduces input cost. Downstream vertical integration includes distributors of distillers grains, ethanol marketers and fuel blenders. Downstream consolidation adds value to output. Green Plains manages multiple steps up and down the ethanol value chain. At each step, Green Plains adds value and increases efficiency.

Vertical integration gives Green Plains added autonomy, independence and flexibility. By managing more steps in the ethanol value chain, Green Plains is less dependent on costly middlemen. With more inputs and outputs under company control, Green Plains can mitigate market whims, shocks, bubbles and panics. While nobody is fully insulated from the market, the Green Plains strategy helps manage these risks.

Green Plains has a strategy to further acquire upstream and downstream firms. In certain circumstances, Green Plains pursues vertical integration through strategic alliances, partnerships, contracts and cooperative ventures. The course for future growth of the company will depend on our ability to identify, acquire and integrate ethanol industry value chain entities in our effort to add depth to our vertically-integrated operations.


Agronomy, Seed and Chemical*
Grain Production
Grain Logistics and Marketing*
Ethanol Production*
Ethanol Logistics and Marketing*
Fuel Blending*
Fuel Retail

ACCESS TO AFFORDABLE CORN

Green Plains' plant sites were selected for access to affordable corn. The company buys local feedstock to minimize transportation costs because every penny counts. By focusing on the fundamentals - and by managing costs whenever possible - Green Plains maximizes shareholder value.

LOW-COST PRODUCTION

In a commodity-driven business, low-cost production means maximizing earnings. This is the goal of Green Plains' vertical integration strategy. However, Green Plains' low-cost production has additional advantages that should not be overlooked. Low-cost production may result in lower prices for the consumer. The ethanol industry needs to continue to buy market share with a competitively-priced, high-quality product to increase consumer acceptance. Also, low-cost production keeps inefficient firms from entering the industry. Increased efficiency is a key sign of a healthy industry.

EARNINGS PER GALLON = SHAREHOLDER VALUE

Sheer quantity of production capacity is not the key to shareholder value. Low-cost production means greater earnings per gallon, which is the driver of value in an ethanol stock. Green Plains focuses on increasing efficiency and managing commodity price and supply risk. The target result is greater earnings per gallon and increased value for shareholders.

GREEN PLAINS' VERTICAL INTEGRATION ADVANTAGE

*Green Plains is strategically-focused on these steps in the ethanol value chain.

DELIVERING ON PROMISES

During 2007, Green Plains completed the development phase and moved into the ethanol production phase. The Shenandoah, Iowa ethanol plant became operational in August 2007. The Superior, Iowa ethanol plant is scheduled to become operational in the spring of 2008. At full production, Green Plains will be processing 36 million bushels of corn to produce 100 million gallons of ethanol on an annual basis.

Green Plains has shown that its vertical integration strategy is more than theoretical. With the acquisition of agribusinesses, grain elevators and grain services, Green Plains is diligently integrating the ethanol value chain. Essex Elevator was added to manage feedstock to the Shenandoah ethanol plant. Great Lakes Cooperative is being added to provide feedstock to the Superior ethanol plant. With the acquisition of Great Lakes Cooperative, Green Plains will become more fully aligned with the producer. In addition to providing feedstock, Great Lakes Cooperative has agronomy, seed, fertilizer, feed and petroleum business units. With these strategic assets, Green Plains has a grain storage capacity of nearly 18 million bushels and interests in several steps in the ethanol value chain.

A commitment to sustainability is central to the company's operations. By using the latest in refining and process technologies, Green Plains' ethanol plants operate more cleanly and efficiently than older ethanol plants. Also, Green Plains has received recognition for its innovative water conservation program with the City of Shenandoah.

Green Plains has been successful in recruiting experienced and knowledgeable staff. There is significant competition for talent in the biofuels industry. Green Plains is dedicated to professional development. Green Plains is also dedicated to offering the type of corporate culture, work environment and quality-of-life needed to attract and retain talent in a competitive labor market.

In two short years, Green Plains has delivered on its promises and built an operational company that is poised for future growth. Green Plains is an emerging leader in the renewable energy sector that remains focused on the fundamentals of ethanol.



SHENANDOAH, IOWA PLANT IS OPERATIONAL AND STARTED PRODUCING ETHANOL ON AUGUST 23, 2007.



SUPERIOR, IOWA PLANT SCHEDULED TO BE OPERATIONAL IN SPRING OF 2008.

FEBRUARY 27, 2007
Wayne B. Hoovestol Named CEO

JUNE 1, 2007
Agreement to Acquire Essex Elevator

JUNE 8, 2007
Jerry L. Peters Named CFO

AUGUST 15, 2007
Merger Agreement with Great Lakes Cooperative

AUGUST 23, 2007
Shenandoah Ethanol Plant Begins Production

DECEMBER 18, 2007
Passage of Energy Bill Mandating 36 Billion Gallons of Ethanol Usage by the year 2022

SPRING 2008
Completion of Merger with Great Lakes Cooperative

SPRING 2008
Superior Ethanol Plant Begins Production

2007 2008

RECENT MILESTONES



POISED FOR FUTURE GROWTH

Green Plains is poised for future growth. Consolidation is sweeping across the ethanol industry. Companies are merging to increase efficiency and capture economies of scale. Green Plains is positioned to grow by consolidating and integrating companies involved in the ethanol industry. Through consolidation, there are ample opportunities for Green Plains to add depth and assemble its vertically-integrated operations.

Green Plains was built to be a consolidator in the ethanol industry. The company's founders recognized that the industry needs a vehicle to pull together independent firms in the ethanol value chain. The industry needs a platform for assembling distinct and detached companies. Green Plains' strategy is to unify stand-alone agribusinesses, grain elevators, grain services, distributors of distillers grains, ethanol marketers and fuel blenders that lack capital, diversification, efficiency and economies of scale.

As a public corporation, Green Plains has advantages as an ethanol industry consolidator. An exchange-traded stock offers immediate investor liquidity. Most independent firms in the ethanol value chain are privately-held companies or cooperatives. As investments, these firms are largely illiquid, offering limited appeal to potential investors. When firms are integrated into Green Plains, the consolidated entity's investors receive the benefits of public stock ownership.

Green Plains offers the transparency and managerial sophistication of a publicly-traded company. Through consolidation, Green Plains also offers privately-held companies involved in the ethanol industry access to capital and new marketing opportunities. Most importantly, Green Plains offers leadership and a plan for the future. As an emerging leader in the renewable energy sector, Green Plains can offer a new direction to independent companies in the ethanol value chain.

It takes a great deal of plotting and planning to make vertical integration work. Vertical integration means more than just amassing assets. It requires a common focus and shared outlook. Green Plains is aggressive about growth, but every move must be calculated and purposeful. Green Plains' strategy is designed to create long-term value. Not every potential merger and acquisition makes sense. Green Plains always looks for the right fit.

LEADERSHIP, EXPERIENCE, EXPERTISE



WAYNE B. HOOVESTOL AND JERRY L. PETERS

The Green Plains Board of Directors has a vast array of executive business experience. Chairman Robert Vavra is a bank president with a 30-year career in finance and agribusiness. Chief Executive Officer Wayne Hoovestol has built and led several successful companies. Chief Financial Officer Jerry Peters has more than two decades of energy-sector experience. Green Plains' plants and projects are managed by seasoned veterans of the biofuels industry. The entire team was handpicked for their knowledge of energy, ethanol, agriculture and transportation. Green Plains is committed to retaining the talent needed to become the market's vertically-integrated, low-cost producer of ethanol.

WAYNE B. HOOVESTOL, CEO
Wayne Hoovestol is Green Plains' strategic and operational leader. He has been involved in the ethanol industry for more than 10 years, having served on the boards of two other ethanol companies. Hoovestol was instrumental in the success of the initial public offering and plant development. His hands-on management is critical to Green Plains' vertical integration strategy. Before joining Green Plains, Hoovestol led two national trucking companies.

JERRY L. PETERS, CFO
Jerry Peters' financial acumen is key to Green Plains' merger and acquisition plans. Before entering the ethanol industry, Peters served as the chief financial officer of a large natural gas gathering, processing, transportation and storage company. Peters is a former certified public accountant with extensive accounting and finance expertise in publicly-traded companies. His knowledge of mergers and acquisitions and securities regulation is critical to Green Plains' business strategy.

BOARD OF DIRECTORS

ROBERT D. VAVRA, Chairman
President, Bank Iowa of Shenandoah, Iowa

WAYNE B. HOOVESTOL
Chief Executive Officer, Green Plains Renewable Energy, Inc.

DAN E. CHRISTENSEN, Secretary/Treasurer
Executive Vice President, Green Plains Renewable Energy, Inc.

BRIAN D. PETERSON
Executive Vice President, Green Plains Renewable Energy, Inc.

GORDON F. GLADE
President & CEO, AXIS Capital Inc. / President, Central Bio-Energy LLC

DAVID A. HART
Agricultural Producer

R. STEPHEN NICHOLSON
Retired University President

GARY R. PARKER
President & CEO, Center Oil Company / Founder, Center Ethanol Company LLC

MICHAEL A. WARREN
National Manager, Latin American Research Group, Toyota Motor North America

Green Plains Renewable Energy, Inc.

INVESTOR INFORMATION

END

Green Plains' common stock is listed for trading on The NASDAQ Capital Market and American Stock Exchange under the symbol GPRE.

Corporate Offices:
105 N. 31st Ave., Suite 103
Omaha, NE 68131
402.884.8700
402.884.8776 facsimile
www.gpreinc.com

Transfer Agent:
Pacific Stock Transfer
500 E. Warm Springs Road, Suite 240
Las Vegas, NV 89119
702.361.3033
702.433.1979 facsimile
www.pacificstocktransfer.com

Investor Relations:
Scott B. Poor, Esq.
Corporate Counsel/
Director of Investor Relations
scott.poor@gpreinc.com